UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 6, 2026

THIRD COAST BANCSHARES, INC.

(Exact name of Registrant as Specified in Its Charter)

Texas	001-41028	46-2135597
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

20202 Highway 59 North Suite 190
Humble, Texas	77338
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: 281 446-7000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $1.00 per share	TCBX	New York Stock Exchange
(indicate by check mark)
NYSE Texas

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

Third Coast Bancshares, Inc., a Texas corporation (“Third Coast”), and Great Plains Bancshares, Inc., an Oklahoma corporation (“Great Plains”), issued a joint press release on October 7, 2026 announcing the execution of the Merger Agreement (as defined below). A copy of the press release is furnished as Exhibit 99.1 and incorporated herein by reference. Third Coast also intends to provide supplemental information regarding the transactions disclosed under Item 8.01 of this Current Report on Form 8-K in connection with presentations to analysts and investors. The slides that will be made available in connection with the presentations are furnished as Exhibit 99.2 and are incorporated herein by reference.

In connection with the announcement of the Merger Agreement, Third Coast sent a written communication to employees of Third Coast Bank, which is furnished as Exhibit 99.3 and incorporated herein by reference, and Great Plains sent a written communication to employees of Great Plains National Bank, which is furnished as Exhibit 99.4 and incorporated herein by reference.

As provided in General Instruction B.2 to Form 8-K, the information furnished in Item 7.01 and Exhibits 99.1, 99.2, 99.3, and 99.4 of this Current Report on Form 8-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and such information shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 8.01	Other Events.

On October 6, 2026, Third Coast entered into an Agreement and Plan of Reorganization (the “Merger Agreement”), by and among Third Coast, Thunder Merger Sub, Inc., a Texas corporation and a wholly owned subsidiary of Third Coast (“Merger Sub”), and Great Plains, pursuant to which, upon the terms and subject to the conditions set forth therein, (i) Merger Sub will merge with and into Great Plains (the “Merger”), with Great Plains surviving as a wholly owned subsidiary of Third Coast, (ii) immediately following, and in connection with, the Merger, Great Plains will be merged with and into Third Coast, with Third Coast surviving the merger (the “Second Step Merger”), and (iii) immediately following the Second Step Merger, or at such later time as Third Coast may determine, Great Plains National Bank, a national banking association and a wholly owned subsidiary of Great Plains, will merge with and into Third Coast Bank, a Texas banking association and a wholly owned subsidiary of Third Coast, with Third Coast Bank surviving the merger.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description of Exhibit

99.1	Press Release dated October 7, 2026

99.2	Investor Presentation, dated October 7, 2026

99.3	Third Coast Email to Third Coast Bank Employees

99.4	Great Plains Email to Great Plains National Bank Employees

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements reflect Third Coast’s current views with respect to, among other things, future events and Third Coast’s financial performance and include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed transaction. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “looking ahead,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Third Coast’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Third Coast’s control. Accordingly, Third Coast cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Third Coast believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. There are or will be important factors that could cause Third Coast’s actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following: (1) the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement providing for the acquisition of Great Plains by Third Coast; (2) the outcome of any legal proceedings that may be instituted against Third Coast or Great Plains; (3) the possibility that the transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (4) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Third Coast and Great Plains operate; (5) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction; (6) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (7) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (8) reputational risk and potential adverse reactions of Third Coast’s or Great Plains’ customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the transaction; (9) the dilution caused by Third Coast’s issuance of additional shares of its common stock in connection with the transaction; (10) a material adverse change in the financial condition of Third Coast or Great Plains; (11) general competitive, economic, political and market conditions; (12) major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks; (13) the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; and (14) other factors that may affect future results of Third Coast and Great Plains including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities and other actions of the Board of Governors of the Federal Reserve System and legislative and regulatory actions and reforms. For a discussion of additional factors that could cause Third Coast’s actual results to differ materially from those described in the forward-looking statements, please see the risk factors discussed in Third Coast’s Annual Report on Form 10-K for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission (the “SEC”), and Third Coast’s other filings with the SEC.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this communication. If one or more events related to these or other risks or uncertainties materialize, or if Third Coast’s underlying assumptions prove to be incorrect, actual results may differ materially from what Third Coast anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Third Coast does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for Third Coast to predict which will arise. In addition, Third Coast cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

No Offer or Solicitation

This communication is being made in respect of the proposed merger transaction involving Third Coast and Great Plains. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Important Additional Information and Where to Find It

Third Coast intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of Great Plains and Third Coast that also constitutes a prospectus of Third Coast, and Third Coast will file other documents regarding the proposed transaction with the SEC. A definitive joint proxy statement/prospectus will also be sent to Great Plains’ and Third Coast’s shareholders seeking the required shareholder approvals of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THIRD COAST, GREAT PLAINS, THE TRANSACTION AND RELATED MATTERS.

The documents filed by Third Coast with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Third Coast may be obtained free of charge at its website at https://ir.thirdcoast.bank/financials/sec-filings/. Alternatively, these documents, when available, can be obtained free of charge from Third Coast upon written request to Third Coast Bancshares, Inc., Attn: Investor Relations, 1800 West Loop South, Suite 800, Houston, TX 77027, or by calling (713) 960-1300.

Participants in this Transaction

Third Coast, Great Plains, their respective directors and executive officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of proxies from Great Plains’ shareholders and Third Coast’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Third Coast may be found in Third Coast’s Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on March 4, 2026 and in Third Coast’s proxy statement for its 2026 Annual Meeting of Shareholders, as filed with the SEC on April 16, 2026, copies of which can be obtained free of charge from Third Coast or from the SEC’s website as indicated above. To the extent the holdings of Third Coast’s securities by its directors and executive officers have changed since the amounts set forth in Third Coast’s proxy statement for its 2026 Annual Meeting of Shareholders, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership of Securities on Form 4 filed with the SEC. Additional information regarding the interests of these participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and other relevant materials when filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THIRD COAST BANCSHARES, INC.

Date: October 7, 2026	By:	/s/ R. John McWhorter
R. John McWhorter Chief Financial Officer

Exhibit 99.1

JOINT NEWS RELEASE

Third Coast Bancshares, Inc. and Great Plains Bancshares, Inc. Announce Definitive Merger Agreement

Once Completed, Combined Total Assets to Exceed $9 Billion

HOUSTON, TX and OKLAHOMA CITY, OK – October 7, 2026 – Third Coast Bancshares, Inc. (“Third Coast”) (NYSE & NYSE Texas: TCBX), the parent company of Third Coast Bank, and Great Plains Bancshares, Inc. (“Great Plains”), the parent company of Great Plains National Bank, today jointly announced the signing of a definitive merger agreement pursuant to which Third Coast will acquire Great Plains in an all-stock transaction valued at approximately $239.6 million based on Third Coast’s closing stock price as of October 6, 2026. On a pro forma basis, the combined company is expected to have approximately $9 billion in assets following the completion of the transaction.

The strategic partnership creates an opportunity to combine two culturally aligned, relationship-driven community banks, expand Third Coast’s Dallas presence and establish Third Coast’s entry into the Oklahoma market. Great Plains, headquartered in Oklahoma City, Oklahoma, has served its markets for more than 100 years and operates a 23-branch franchise across Oklahoma and Texas.

Bart Caraway, Founder, Chairman, President and Chief Executive Officer of Third Coast, said, “We are thrilled to join forces with Great Plains, an exceptional franchise rooted in relationships across Oklahoma and North Texas, a talented team, and a well-earned reputation for doing right by its customers. Together, we are creating a stronger organization with greater scale, expanded capabilities, and increased capacity to support our customers. This combination will strengthen our ability to serve businesses and communities across our markets while creating long-term value for all stakeholders.”

Mark Russell, Chief Executive Officer of Great Plains National Bank, said, “Great Plains was built on the belief that strong relationships create strong communities. As we looked to the future, it was important to find a banking partner that shared that belief. Third Coast’s commitment to relationship banking, local leadership, and community investment makes this partnership a natural fit. Together, we can honor our heritage, expand opportunities for our customers and employees, and advance our shared purpose of growing communities throughout the markets we serve.”

Transaction Details

Under the terms of the merger agreement, Thunder Merger Sub, Inc., a wholly owned subsidiary of Third Coast, will merge into Great Plains, with Great Plains’ shareholders receiving shares of Third Coast common stock in exchange for their shares of Great Plains’ common stock. Following the merger, Great Plains will merge into Third Coast and Great Plains National Bank will merge into Third Coast Bank. Great Plains will continue operating under the Great Plains brand as Great Plains Bank, a division of Third Coast Bank. Third Coast will continue to trade on the NYSE and NYSE Texas under the symbol “TCBX.”

Third Coast expects to issue 5,570,352 shares of its common stock, resulting in pro forma equity ownership of approximately 78% by Third Coast shareholders and 22% by Great Plains shareholders. Two Great Plains representatives will be appointed to the boards of directors of Third Coast and Third Coast Bank, and Mr. Russell, Great Plains’ Chief Executive Officer, has agreed to continue serving in a leadership role following the closing.

The transaction has been unanimously approved by the board of directors of both companies and is expected to close in the first quarter of 2027, subject to customary regulatory approvals and other closing conditions. Closing is also subject to approval of Great Plains’ shareholders of the merger agreement and the merger, as well as approval by Third Coast’s shareholders of the issuance of Third Coast common stock pursuant to the merger agreement.

Representing Third Coast was Keefe, Bruyette & Woods, A Stifel Company, as financial advisor, and Norton Rose Fulbright US LLP, as legal advisor. Great Plains was represented by Stephens Inc., as financial advisor, and Fenimore Kay Harrison LLP, as legal advisor.

Presentation

A slide presentation relating to the transaction can be accessed on the “Events & Presentations” section of Third Coast’s website at www.ir.thirdcoast.bank.

About Third Coast Bancshares, Inc.

Third Coast Bancshares, Inc. is a commercially focused, Texas-based bank holding company operating primarily in the Greater Houston, Dallas-Fort Worth, and Austin-San Antonio markets through its wholly owned subsidiary, Third Coast Bank. Founded in 2008 in Humble, Texas, Third Coast Bank conducts banking operations through 20 branches encompassing the four largest metropolitan areas in Texas. Please visit www.thirdcoast.bank for more information.

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About Great Plains Bancshares, Inc.

Great Plains Bancshares, Inc. is the bank holding company for Great Plains National Bank. Headquartered in Oklahoma City, Oklahoma, Great Plains National Bank has served western Oklahoma and surrounding markets for more than 100 years and has expanded into the Oklahoma City metro and North Texas, operating a 23-branch franchise across Oklahoma and Texas. As of June 30, 2026, Great Plains reported approximately $1.9 billion in total assets, approximately $1.7 billion in gross loans, and approximately $1.7 billion in total deposits. For more information, please visit: www.gpbankok.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect Third Coast’s current views with respect to, among other things, future events and Third Coast’s financial performance and include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed transaction. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “looking ahead,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Third Coast’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Third Coast’s control. Accordingly, Third Coast cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Third Coast believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. There are or will be important factors that could cause Third Coast’s actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following: (1) the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement providing for the acquisition of Great Plains by Third Coast; (2) the outcome of any legal proceedings that may be instituted against Third Coast or Great Plains; (3) the possibility that the transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (4) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Third Coast and Great Plains operate; (5) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction; (6) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are

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otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (7) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (8) reputational risk and potential adverse reactions of Third Coast’s or Great Plains’ customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the transaction; (9) the dilution caused by Third Coast’s issuance of additional shares of its common stock in connection with the transaction; (10) a material adverse change in the financial condition of Third Coast or Great Plains; (11) general competitive, economic, political and market conditions; (12) major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks; (13) the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; and (14) other factors that may affect future results of Third Coast and Great Plains including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities and other actions of the Board of Governors of the Federal Reserve System and legislative and regulatory actions and reforms. For a discussion of additional factors that could cause Third Coast’s actual results to differ materially from those described in the forward-looking statements, please see the risk factors discussed in Third Coast’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”), and Third Coast’s other filings with the SEC.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this press release. If one or more events related to these or other risks or uncertainties materialize, or if Third Coast’s underlying assumptions prove to be incorrect, actual results may differ materially from what Third Coast anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Third Coast does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for Third Coast to predict which will arise. In addition, Third Coast cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

No Offer or Solicitation

This communication is being made in respect of the proposed merger transaction involving Third Coast and Great Plains. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information and Where to Find It

Third Coast intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of Great Plains and Third Coast that also constitutes a prospectus of Third Coast, and Third Coast will file other documents regarding the proposed transaction with the SEC. A definitive joint proxy statement/prospectus will also be sent to Great Plains’ and Third Coast’s shareholders seeking the required shareholder approvals of the proposed transaction.

4

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THIRD COAST, GREAT PLAINS, THE TRANSACTION AND RELATED MATTERS.

The documents filed by Third Coast with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Third Coast may be obtained free of charge at its website at https://ir.thirdcoast.bank/financials/sec-filings/. Alternatively, these documents, when available, can be obtained free of charge from Third Coast upon written request to Third Coast Bancshares, Inc., Attn: Investor Relations, 1800 West Loop South, Suite 875, Houston, TX 77027, or by calling (713) 960-1300.

Participants in this Transaction

Third Coast, Great Plains, their respective directors and executive officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of proxies from Great Plains’ shareholders and Third Coast’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Third Coast may be found in Third Coast’s Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on March 4, 2026, and in Third Coast’s proxy statement for its 2026 Annual Meeting of Shareholders, as filed with the SEC on April 16, 2026, copies of which can be obtained free of charge from Third Coast or from the SEC’s website as indicated above. To the extent the holdings of Third Coast’s securities by its directors and executive officers have changed since the amounts set forth in Third Coast’s proxy statement for its 2026 Annual Meeting of Shareholders, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership of Securities on Form 4 filed with the SEC. Additional information regarding the interests of these participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and other relevant materials when filed with the SEC.

Contact:

Ken Dennard / Natalie Hairston

Dennard Lascar Investor Relations

(713) 529-6600

TCBX@dennardlascar.com

###

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Exhibit 99.2 Strategic Partnership with Great Plains Bancshares, Inc. Third Coast Bancshares, Inc. Investor Presentation th October 7 , 2026

TITLES: Century Gothic BODY: Aptos DISCLAIMER CASING: Title Case FORWARD-LOOKING STATEMENTS WHITE This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor 255, 255, 255 provisions of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Third Coast Bancshares, Inc. (the “Company,” “Third Coast,” “TCBX,” “we,” “us,” or “our”) with respect to, among other things, future events and our financial performance and include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed transaction. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” BODY TEXT “predict,” “potential,” “believe,” “looking ahead,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our 0, 0, 0 industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. There are or will be important factors that could LIGHT GRAY cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following: the occurrence of any event, change or other circumstance that could give 210, 210, 210 rise to the right of one or both of the parties to terminate the definitive merger agreement providing for the acquisition of Great Plains Bancshares, Inc. ( Great Plains ) by Third Coast; the outcome of any legal proceedings that may be instituted against Third Coast or Great Plains; the possibility that the transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the BLACK transaction); the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Third Coast and Great Plains operate; 0, 0, 0 disruption to the parties' businesses as a result of the announcement and pendency of the transaction; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the possibility that the transaction may be more expensive to complete than anticipated, ACCENT 1 including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Third Coast’s or Great Plains’ customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the transaction; the dilution caused by Third Coast’s issuance of additional shares of its common stock in connection with the transaction; a material adverse change in 1, 51, 81 the financial condition of Third Coast or Great Plains; general competitive, economic, political and market conditions; major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks; the diversion of management's attention and time from ongoing business operations and opportunities on merger-related matters; and other factors that may affect future results of Third Coast and Great Plains including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, ACCENT 2 investment and deposit practices, the impact, extent and timing of technological changes, capital management activities and other actions of the Board of Governors of the Federal Reserve System and legislative and 15, 158, 213 regulatory actions and reforms. For a discussion of additional factors that could cause our actual results to differ materially from those described in the forward-looking statements, please see the risk factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”), and our other filings with the SEC. ACCENT 3 The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this presentation. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking 233, 113, 50 statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the ACCENT 4 extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. 25, 107, 36 NON-GAAP FINANCIAL MEASURES This presentation contains non-GAAP financial measures, including Tangible Common Equity, Tangible Book Value Per Common Share, Tangible Common Equity to Tangible Assets and Return on Average Tangible ACCENT 5 Common Equity. The non-GAAP financial measures that we discuss in this presentation should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in 160, 43, 147 accordance with GAAP. ACCENT 6 251, 165, 26 2 ACCENT 7 155, 162, 172

TITLES: Century Gothic BODY: Aptos CREATING A PREMIER SOUTHWESTERN FRANCHISE CASING: Title Case 35 (1) Combined Financial Highlights WHITE Third Coast (20) 44 255, 255, 255 Great Plains (23) 40 40 ~$9.0B ~$7.3B ~$7.8B BODY TEXT 44 0, 0, 0 Assets Gross Loans HFI Deposits 27 35 LIGHT GRAY 210, 210, 210 30 9.0% 9.8% 11.5% 20 BLACK 20 TCE/TA CET1 Ratio TRBC Ratio 0, 0, 0 ACCENT 1 45 35 10 ~1.3% ~15% ~56% 1, 51, 81 10 (2) (2) (2) 2027E ROAA 2027E ROATCE 2027E Efficiency Ratio ACCENT 2 10 15, 158, 213 Transaction Themes ACCENT 3 37 35 233, 113, 50 ❖ Granular deposit base | Significant increase in checking accounts and core deposits ACCENT 4 ❖ Attractive financial impacts | Notable accretion to projected EPS with manageable TBV dilution 25, 107, 36 ❖ Growth in key markets | Expands North Texas footprint & enters Oklahoma ACCENT 5 ❖ Aligned management and culture | Community-banking, relationship-driven client focus 160, 43, 147 ❖ Straightforward integration | Due diligence confirms strong operational compatibility ACCENT 6 251, 165, 26 (1) Financial metrics estimated at closing of the transaction (December 31, 2026) and illustratively assumes full conversion of TCBX’s convertible preferred securities into common equity / shares at close. 3 ACCENT 7 (2) 2027 estimated profitability metrics reflect fully-phased in cost savings for illustrative purposes. 155, 162, 172

TITLES: Century Gothic BODY: Aptos OVERVIEW OF GREAT PLAINS BANCSHARES, INC. CASING: Title Case Bank Level Financial Highlights WHITE 2023Y 2024Y 2025Y 2026Q1 2026Q2 100+ year old community banking franchise 255, 255, 255 Serving customers and communities in Western OK, OKC and North Balance Sheet ($mm) Texas Total Assets $ 1 ,602.1 $ 1 ,726.3 $ 1,850.0 $ 1 ,900.1 $ 1 ,929.0 BODY TEXT Gross Loans 1,374.0 1,422.2 1,581.7 1,607.5 1,651.0 0, 0, 0 Total Deposits 1,411.6 1,532.6 1,635.2 1,678.8 1,708.4 $1.9B asset institution with a 23-branch footprint LIGHT GRAY Tangible Common Equity 1 42.6 1 54.9 1 73.5 177.9 176.0 $1.7 billion in gross loans and $1.7 billion in deposits across 210, 210, 210 (1) Oklahoma and Texas Profitability / Rates (%) BLACK Net Income ($000s) $ 2 0,435 $ 18,873 $ 2 4,918 $ 6 ,738 $ 6 ,977 0, 0, 0 ROAA 1.29 1.12 1.38 1.44 1.46 Granular, low-cost deposit base ROATCE 16.3 13.1 15.7 15.6 16.1 ACCENT 1 19% noninterest-bearing; cost of deposits of 2.34%, Net Interest Margin 5.02 5.15 5.30 5.32 5.35 1, 51, 81 down 35bps year-over-year Efficiency Ratio 66.6 65.4 64.5 64.4 65.8 ACCENT 2 Noninterest Income / Total Revenue 20.1 19.4 21.7 20.9 23.4 15, 158, 213 Balance Sheet Ratios / Capital (%) Top-tier profitability with a 5%+ NIM Gross Loans / Deposits 97.3 92.8 96.7 95.8 96.6 5.35% net interest margin, 1.46% ROAA and 16.1% ACCENT 3 (1) Leverage Ratio ROATCE in 2026Q2 9.17 9.37 9.53 9.68 9.42 233, 113, 50 TRBC Ratio 11.41 12.11 12.22 12.49 12.10 ACCENT 4 NOO CRE / TRBC 303 241 241 239 243 25, 107, 36 Proven organic growth engine Asset Quality (%) 5-year loan and deposit compound annual growth at 13.9% and NPAs / Assets 13.6%, respectively, driven by continued strength in OKC and 0.52 0.52 1.15 1.14 1.09 ACCENT 5 expansion in North Texas 160, 43, 147 LLR / Gross Loans 1.16 1.07 1.23 1.27 1.17 ACCENT 6 251, 165, 26 Source: S&P Capital IQ Pro. 4 ACCENT 7 (1) Net income tax-effected at a 20% corporate tax rate due to status as a Subchapter S corporation; ROAA and ROATCE reflect profitability at a C-corporation equivalent tax rate. 155, 162, 172

TITLES: Century Gothic LEADING DEPOSIT SHARE ACROSS GREAT PLAINS’ BODY: Aptos LEGACY MARKETS CASING: Title Case (1) Deposit Market Share — Legacy Oklahoma Counties Oklahoma Market Highlights WHITE County (Great Plains Branch) Branches Rank Share Banks in Market 255, 255, 255 • Record $13.7 billion of capital investment into Oklahoma through August 2025, including a $9 billion two-year Google commitment BODY TEXT Beckham (Elk City, Sayre) 3 #1 34.2% 6 0, 0, 0• Oklahoma City metro unemployment of 3.9% as of August 2026, below the national rate of 4.3% LIGHT GRAY 210, 210, 210• Emirates Global Aluminium selected Oklahoma for a $4 billion Washita (Cordell) 1 #1 19.0% 8 primary aluminum plant, the first new U.S. smelter in 45 years BLACK • Creates 1,000 direct jobs 0, 0, 0 Harmon (Hollis) 1 #2 37.3% 2 ACCENT 1 1, 51, 81 Greer (Mangum) 1 #2 35.0% 3 Deposit Base by Market Type ($mm) ACCENT 2 $923 15, 158, 213 Kiowa (Hobart) 1 #3 18.0% 6 ACCENT 3 233, 113, 50 $432 ACCENT 4 Woodward 1 #4 9.9% 8 $351 25, 107, 36 ACCENT 5 Canadian (El Reno, Yukon) 2 #6 6.4% 19 160, 43, 147 Legacy OK OKC Metro Texas ACCENT 6 251, 165, 26 Source: FDIC Summary of Deposits (deposit data as of June 30, 2026); S&P Capital IQ Pro; Oklahoma Department of Commerce; U.S. Bureau of Labor Statistics; Great Plains documents. Note I: Deposit market share reflects top-tier holding company ownership and excludes non-retail institutions. Market groupings pursuant to Great Plains branch and division schedule as of June 30, 2026; excludes administrative division branches. Note II: Oklahoma City metro reflects the Oklahoma City, OK Metropolitan Statistical Area as defined by the U.S. Bureau of Labor Statistics. Metro and national unemployment rates shown are not seasonally adjusted. 5 ACCENT 7 (1) Represents Great Plains' highest-ranked Oklahoma deposit markets; ranks #17 statewide with 0.9% of total Oklahoma deposits. 155, 162, 172

TITLES: Great Plains Century Gothic BODY: Aptos PRO FORMA DEPOSIT COMPOSITION CASING: Title Case WHITE (1) Third Coast Bancshares, Inc. Great Plains Bancshares, Inc. Pro Forma 255, 255, 255 BODY TEXT 0, 0, 0 LIGHT GRAY 10% 11% 11% 13% 13% 19% 210, 210, 210 5% 1% 9% Key: BLACK DDA 0, 0, 0 TCBX NOW & Other $5.9B $1.7B $7.6B ACCENT 1 26% MMDA & Savings 34% 27% 1, 51, 81 Retail Time Jumbo Time ACCENT 2 40% 15, 158, 213 41% 40% ACCENT 3 233, 113, 50 ACCENT 4 25, 107, 36 Cost of Deposits: 3.04% Cost of Deposits: 2.34% Cost of Deposits: 2.89% ACCENT 5 Total Deposit Accounts: 23,768 Total Deposit Accounts: 45,262 Total Deposit Accounts: 69,030 160, 43, 147 ACCENT 6 251, 165, 26 Note: Data as of June 30, 2026. 6 ACCENT 7 Source: S&P Capital IQ Pro and company documents. (1) Excludes purchase accounting adjustments. 155, 162, 172

TITLES: Century Gothic BODY: Aptos TRANSACTION TERMS & STRUCTURE CASING: Title Case • Merger sub to merge into Great Plains Bancshares, Inc.; Great Plains Bancshares, Inc. to merge into Third Coast Bancshares, Inc.; Great Plains National Transaction Bank to merge into Third Coast Bank WHITE Structure • 100% stock consideration 255, 255, 255 • 5,570,352 shares of TCBX common stock to be issued for all outstanding shares of Great Plains, subject to certain potential downward adjustments BODY TEXT 0, 0, 0 (1) • Implied aggregate transaction value of $240 million • Price / tangible book value per share: 1.56x LIGHT GRAY Transaction Value (2) 210, 210, 210 • Price / LTM EPS: 9.3x and Multiples (2) • Price / LTM EPS + Fully Phased-in Cost Savings: 6.1x BLACK (3) • Core deposit premium: 7.7% 0, 0, 0 ACCENT 1 Pro Forma (4) • 78% Third Coast Bancshares, Inc. / 22% Great Plains Bancshares, Inc. 1, 51, 81 Ownership ACCENT 2 • Two Great Plains representatives to be appointed to the Board of Directors of TCBX and Third Coast Bank 15, 158, 213 Board of Directors • Long-time Great Plains CEO, Mark Russell, to retain senior role with Third Coast and Management ACCENT 3 • Thorough discussions and due diligence to determine retention agreements and bonuses for Great Plains employees to include the commercial bankers 233, 113, 50 ACCENT 4 Branding • Great Plains will continue operating under the Great Plains brand as Great Plains Bank, a division of Third Coast Bank 25, 107, 36 ACCENT 5 Timing and • Closing date expected within 30 days of receiving regulatory and shareholder approvals 160, 43, 147 Approvals • Anticipated transaction closing in early Q1 2027 ACCENT 6 251, 165, 26 (1) Based on TCBX closing stock price as of October 6, 2026. 7 (2) LTM net income tax-effected at a 20% corporate tax rate due to status as a Subchapter S corporation. ACCENT 7 (3) Equal to aggregate transaction value minus target tangible common equity as a percentage of core deposits. Core deposits defined as total deposits less time deposits greater than $100,000. 155, 162, 172 (4) Pro forma ownership reflects illustrative full conversion of TCBX’s convertible preferred securities into common equity / shares at close.

TITLES: Century Gothic BODY: Aptos KEY TRANSACTION ASSUMPTIONS CASING: Title Case • Third Coast Bancshares, Inc. 2026 and 2027 estimates per Consensus Estimates Earnings Projections WHITE • Great Plains Bancshares, Inc. 2026 and 2027 estimates per Great Plains Management 255, 255, 255 BODY TEXT 0, 0, 0 • Cost savings of $17.1 million (estimated at 20.0% of Great Plains' 2027E non-interest expense) Targeted Cost Savings • Cost saving phased-in at 50.0% in 2027 and 100% thereafter LIGHT GRAY 210, 210, 210 • 1.31% gross loan credit mark (approximately $22.3 million), or 1.05x existing reserves at close BLACK • Loan portfolio write-down of $0.7 million accreted straight-line over 3 years 0, 0, 0 • Incremental securities mark of $4.9 million, accreted straight-line over 5 years Purchase Accounting • Fixed asset write-up of $5.0 million amortized straight-line over 20 years ACCENT 1 Adjustments 1, 51, 81 • Subordinated debt write-down of $0.5 million, amortized straight-line over 2 years • Time deposit portfolio write-down of $0.4 million, amortized straight-line over 1 year ACCENT 2 • $28.7 million core deposit intangible amortized sum-of-the-years-digits over 10 years 15, 158, 213 ACCENT 3 Restructuring Charges • Estimated one-time transaction expenses of approximately $21.0 million, after-tax, including the cash-out of Great Plains' deferred compensation plan in full at close 233, 113, 50 • Financial impact to TCBX shown on a fully converted basis, for illustrative purposes ACCENT 4 Additional Model 25, 107, 36 • 4.00% cost of cash Assumptions • 20.0% marginal tax rate ACCENT 5 160, 43, 147 ACCENT 6 251, 165, 26 8 ACCENT 7 155, 162, 172

TITLES: Century Gothic BODY: Aptos FINANCIAL IMPACT CASING: Title Case (1) (2) EARNINGS & TANGIBLE BOOK VALUE PROFITABILITY PROJECTED CAPITAL WHITE 255, 255, 255 BODY TEXT ~14% ~1.3% 9.0% 0, 0, 0 2028 EPS Accretion 2027 ROAA TCE/TA LIGHT GRAY 210, 210, 210 BLACK ~(5%) ~15% 9.1% 0, 0, 0 TBV Dilution 2027 ROATCE Leverage Ratio ACCENT 1 1, 51, 81 ACCENT 2 15, 158, 213 2.5 Years ~4.1% 9.8% TBV Earnback 2027 NIM CET1 Ratio ACCENT 3 233, 113, 50 ACCENT 4 25, 107, 36 25%+ ~56% 11.5% ACCENT 5 IRR 2027 EFFICIENCY RATIO Total Capital Ratio 160, 43, 147 ACCENT 6 251, 165, 26 (1) 2027 estimated profitability metrics reflect fully-phased in cost savings for illustrative purposes. 9 ACCENT 7 (2) Projected balances at merger close. Financial impact metrics estimated at closing of the transaction (December 31, 2026) and illustratively assumes full conversion of TCBX’s convertible preferred securities into common equity / shares at closing of the transaction. 155, 162, 172

TITLES: Century Gothic BODY: Aptos TRANSACTION MULTIPLES VS RECENT BANK DEALS CASING: Title Case Median Bank M&A Transaction WHITE TCBX / Great Plains Multiples 255, 255, 255 (1) High Performing Targets BODY TEXT 0, 0, 0 LIGHT GRAY (2) Price / Tangible Book Value 1.62x 1.56x 210, 210, 210 BLACK 0, 0, 0 (3) ACCENT 1 Price / LTM EPS 12.3x 9.3x 1, 51, 81 ACCENT 2 15, 158, 213 (3) ACCENT 3 Price / LTM EPS + Cost Savings 8.2x 6.1x 233, 113, 50 ACCENT 4 25, 107, 36 (4) Core Deposit Premium ACCENT 5 9.3% 7.7% 160, 43, 147 ACCENT 6 Source: S&P Global. Data as of 10/6/2026. 251, 165, 26 (1) Includes nationwide whole bank M&A transactions between $150 million and $500 million in deal value since 1/1/2024 where the target had a last twelve months (“LTM”) ROAA greater than 1.00%; excludes merger of equals. (2) On a normalized basis, applying a standardized target capital level of 9.00% tangible common equity / tangible assets, Price / Tangible Book Value for the TCBX / Great Plains transaction would be 1.44x, as compared to a 1.69x median for the comparable transaction set. 10 (3) LTM net income tax-effected at a 20% corporate tax rate due to status as a Subchapter S corporation. ACCENT 7 (4) Equal to aggregate transaction value minus target tangible common equity as a percentage of core deposits. Core deposits defined as total deposits less time deposits greater than $100,000. 155, 162, 172

TITLES: Century Gothic BODY: Aptos PROFITABILITY VS PRO FORMA PEERS CASING: Title Case (1) (1) 2027E ROAA (%) 2027E ROATCE (%) 1.9% 16% WHITE 15% ~15% 255, 255, 255 1.6% 14% 13% 13% 13% 13% 13% 1.4% 13% Peer ~1.3% BODY TEXT 11% 1.2% 1.3% 1.2% Median 1.1% 1.2% 1.2% 1.1% 0, 0, 0 Peer Median 8% 0.8% LIGHT GRAY 210, 210, 210 BLACK 0, 0, 0 ACCENT 1 HTH OBK TCBX BFST SPFI BUSE SBSI BANF Pro Forma EQBK FFIN HTH SBSI BFST BUSE TCBX OBK EQBK Pro Forma SPFI BANF FFIN 1, 51, 81 (1) 2027E EFFICIENCY RATIO (%) 2027E NIM (%) ACCENT 2 84% 15, 158, 213 4.2% ~4.1% 4.0% 3.9% 3.9% 3.9% 3.8% 3.8% 3.7% 3.8% ACCENT 3 Peer 60% 59% 59% 233, 113, 50 58% 58% 58% ~56% 56% 56% 55% Median 3.1% Peer 2.9% Median 45% ACCENT 4 25, 107, 36 ACCENT 5 160, 43, 147 ACCENT 6 14 61 54 64 46 21 10 6 7 9 3 251, 165, 26 HTH BFST EQBK OBK SPFI BUSE TCBX Pro Forma SBSI BANF FFIN SBSI HTH BUSE BFST BANF TCBX OBK FFIN SPFI Pro Forma EQBK Source: S&P Global and FactSet. Estimates as of 10/6/2026. 11 Note: Pro Forma peers include major exchange-traded banks headquartered in the Central Southern region as defined by S&P Global (KS, LA, OK and TX) with $5.0 billion -$20.0 billion in total assets. Excludes savings banks, thrifts and banks without analyst estimates. ACCENT 7 (1) 2027 estimated profitability metrics reflect fully-phased in cost savings for illustrative purposes. 155, 162, 172

TITLES: Century Gothic BODY: Aptos STRATEGICALLY COMPELLING TRANSACTION CASING: Title Case WHITE Combines two high performing banking franchises 255, 255, 255 BODY TEXT 0, 0, 0 Attractive and granular deposit base LIGHT GRAY 210, 210, 210 BLACK 0, 0, 0 Expands North Texas presence and enters Oklahoma markets ACCENT 1 1, 51, 81 ACCENT 2 Strategic and cultural fit 15, 158, 213 ACCENT 3 233, 113, 50 Attractive financial impact and profitability enhancement ACCENT 4 25, 107, 36 ACCENT 5 160, 43, 147 Achievable cost savings and efficiencies ACCENT 6 251, 165, 26 12 ACCENT 7 155, 162, 172

APPENDIX © 2026 Third Coast Bancshares, Inc.

TITLES: Century Gothic BODY: Aptos CONTINUES OUR GROWTH MINDSET CASING: Title Case (1) 2019 through 2026 Pro Forma (2026E for the KRX) (1) Asset Growth CAGR: ~38% (vs ~8% for the KRX) WHITE (1) 255, 255, 255 Net Income Growth CAGR: ~76% (vs ~8% for the KRX) BODY TEXT 0, 0, 0 NYSE & NYSE Texas, LIGHT GRAY Securitizations 210, 210, 210 BLACK $9,017 0, 0, 0 State Charter ACCENT 1 Acquisition of & New Keystone 1, 51, 81 $6,736 Branches Bancshares, Inc. ACCENT 2 IPO & TCBX $5,341 15, 158, 213 PPP Lending $4,942 Listing & $4,396 ACCENT 3 Heritage $3,773 233, 113, 50 Bank Merger $2,499 ACCENT 4 $1,867 25, 107, 36 $928 ACCENT 5 160, 43, 147 2019 2020 2021 2022 2023 2024 2025 2026Q2 2026 Pro Forma ACCENT 6 (At Close) 251, 165, 26 Source: S&P Global and FactSet; 2026E assets and net income reflect most recent FactSet Consensus. 14 Note: KBW NASDAQ Regional Banking Index (KRX) includes 50 U.S. regional banks or thrifts with assets between ~$12 and ~$88 billion. ACCENT 7 (1) KRX asset and net income growth figures represent the median growth rates of KRX constituents from 2019 through 2026 consensus estimates. 155, 162, 172 Total Assets ($mm)

TITLES: Century Gothic BODY: Aptos DUE DILIGENCE PROCESS AND OVERVIEW CASING: Title Case Management conducted a comprehensive review of all key components of the Great Plains business WHITE O v e r v i ew 255, 255, 255 ➢ Management conducted diligence over a ~60-day period leading up to the announcement of the transaction, including on-site management meetings BODY TEXT 0, 0, 0 ➢ Extensive stress testing performed on earning assets and credit diligence meetings to discuss loan portfolio, asset quality and underwriting standards LIGHT GRAY 210, 210, 210 ➢ Management also engaged an independent third-party loan review, alongside a full internal credit review BLACK 0, 0, 0 ➢ Detailed review of expense base and opportunistic synergies, as well as one-time expenses associated with vendor contracts and more ACCENT 1 1, 51, 81 ➢ Cultural alignment was an important part of the diligence process, and will continue to be an integral consideration throughout the integration process ACCENT 2 15, 158, 213 Ke y To p i c s o f R e v i ew i n D i l i gen ce ACCENT 3 233, 113, 50 Organizational Legal & Regulatory Human Resources Loan Review ACCENT 4 25, 107, 36 ACCENT 5 160, 43, 147 Technology Deposits & Funding Financial Contracts ACCENT 6 251, 165, 26 15 ACCENT 7 155, 162, 172

TITLES: Century Gothic BODY: Aptos PRO FORMA LOAN COMPOSITION CASING: Title Case WHITE (1) Third Coast Bancshares, Inc. Great Plains Bancshares, Inc. Pro Forma 255, 255, 255 BODY TEXT 2% 1% 0, 0, 0 2% LIGHT GRAY 5% 12% 210, 210, 210 14% 15% 16% Key: 18% 4% BLACK 18% Consumer & Other 0, 0, 0 C&D C&I 23% ACCENT 1 $5.4B $1.7B $7.1B 11% Res. RE 1, 51, 81 19% OO CRE 11% ACCENT 2 NOO CRE 39% 8% 15, 158, 213 Multifamily 44% 10% 11% 17% ACCENT 3 233, 113, 50 ACCENT 4 25, 107, 36 ACCENT 5 Yield on Loans Yield on Loans Yield on Loans 160, 43, 147 7.06% 7.97% 7.29% ACCENT 6 251, 165, 26 Note: Data as of June 30, 2026. 16 ACCENT 7 Source: S&P Capital IQ Pro. (1) Excludes purchase accounting adjustments. 155, 162, 172

TITLES: Century Gothic BODY: Aptos ADDITIONAL INFORMATION CASING: Title Case No Offer or Solicitation WHITE This communication is being made in respect of the proposed merger transaction involving Third Coast and Great Plains. This communication does not constitute an offer to sell or the solicitation of an offer to buy any 255, 255, 255 securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law. BODY TEXT Important Additional Information and Where to Find It 0, 0, 0 Third Coast intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of Great Plains and Third Coast that also constitutes a prospectus of Third Coast, and Third Coast will file other documents regarding the proposed transaction with the SEC. A definitive joint proxy statement/prospectus will also be sent to Great Plains’ and Third Coast’s shareholders seeking the required shareholder LIGHT GRAY approvals of the proposed transaction. 210, 210, 210 INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE BLACK REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THIRD COAST, GREAT PLAINS, THE TRANSACTION 0, 0, 0 AND RELATED MATTERS. The documents filed by Third Coast with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Third Coast may be obtained free of charge at its website at ACCENT 1 https://ir.thirdcoast.bank/financials/sec-filings/. Alternatively, these documents, when available, can be obtained free of charge from Third Coast upon written request to Third Coast Bancshares, Inc., Attn: Investor 1, 51, 81 Relations, 1800 West Loop South, Suite 875, Houston, TX 77027, or by calling (713) 960-1300. Participants in this Transaction ACCENT 2 Third Coast, Great Plains, their respective directors and executive officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of proxies from Great 15, 158, 213 Plains’ shareholders and Third Coast’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Third Coast may be found in Third Coast’s Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on March 4, 2026 and in Third Coast’s proxy statement for its 2026 Annual Meeting of Shareholders, as filed with the SEC on April 16, 2026, copies of ACCENT 3 which can be obtained free of charge from Third Coast or from the SEC’s website as indicated above. To the extent the holdings of Third Coast’s securities by its directors and executive officers have changed since the 233, 113, 50 amounts set forth in Third Coast’s proxy statement for its 2026 Annual Meeting of Shareholders, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership of Securities on Form 4 filed with the SEC. Additional information regarding the interests of these participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and other relevant materials when filed with the SEC. ACCENT 4 25, 107, 36 ACCENT 5 160, 43, 147 ACCENT 6 251, 165, 26 17 ACCENT 7 155, 162, 172

THIRD COAST BANCSHARES, INC. NYSE & NYSE Texas: TCBX Thank you. © 2026 Third Coast Bancshares, Inc.

Exhibit 99.3

THIRD COAST BANK	GREAT PLAINS NATIONAL BANK

Third Coast - Employee Email

Merger Announcement

Rooted in Relationships. Growing Communities.

Channel	CEO Email to Third Coast Employees

Subject	Third Coast Announces Merger with Great Plains National Bank

TCB Team,

Today, I am pleased to share an important milestone in Third Coast’s continued growth. Third Coast Bank has entered into a definitive merger agreement with Great Plains National Bank.

Founded in 1907, Great Plains has grown from its Oklahoma roots into a strong community banking organization with 23 branches across Oklahoma and Texas, more than $1.9 billion in assets and headquarters in Elk City. Together, we will create a banking organization with approximately $9 billion in combined assets.

This partnership will provide greater scale, expanded financial capacity and additional resources to serve our customers, support our employees and invest in the communities we call home. Just as important, it brings together two organizations that have built their success in similar ways: putting customers first, investing in their people, making decisions with local market knowledge and strengthening communities through lasting relationships.

For Third Coast, this is an opportunity to continue building on the strong foundation our team has created. By combining the experience, capabilities and market knowledge of both organizations, we will be better positioned to serve customers, pursue new opportunities, and support the continued growth of our company and our people.

- - -

The transaction remains subject to customary regulatory and shareholder approvals and other closing conditions. Until it closes, Third Coast and Great Plains will continue operating independently. For our employees and customers, it is business as usual. Please continue serving our customers and carrying out your day-to-day responsibilities just as you do today.

Third Coast Bank + Great Plains National Bank

We are still at the beginning of this process, and no immediate operational changes are being announced as part of today’s news. Over time, teams from both banks will work together to better understand each organization’s strengths and thoughtfully plan for the combined company. As decisions are made, we are committed to communicating openly and providing employees with clear, timely updates.

- - -

As part of our ongoing communications throughout the merger process, we will host a Town Hall Teams Meeting on Wednesday, October 7 at 4:00 pm CT to share additional details, discuss next steps, and answer employee questions. We encourage you to attend and participate in the discussion. Please watch for the calendar invite and meeting link, which will be sent shortly.

Thank you for the commitment and professionalism that have positioned Third Coast for this next chapter. We have successfully navigated growth and change before, and I know our team will bring that same care and customer focus to the work ahead.

Great Plains has built a strong organization with a proud history, talented people and deep community relationships. As we begin this process, I ask that we welcome our future colleagues with respect, curiosity, and a genuine spirit of partnership. We have much to learn from one another and much we can accomplish together.

I am proud of what our team has built, and I am confident that by bringing forward the best of both organizations, we can build an even stronger bank while staying true to the relationships and communities at the center of our success.

Regards,

Bart Caraway

Founder, Chairman, President & CEO

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Third Coast Bancshares, Inc. (“Third Coast”) with respect to, among other things, future events and Third Coast’s financial performance and include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed transaction. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “looking ahead,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Third Coast’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Third Coast’s control. Accordingly, Third Coast cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions

Third Coast Bank + Great Plains National Bank

and uncertainties that are difficult to predict. Although Third Coast believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. There are or will be important factors that could cause Third Coast’s actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following: (1) the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement providing for the acquisition of Great Plains Bancshares, Inc. (“Great Plains”) by Third Coast; (2) the outcome of any legal proceedings that may be instituted against Third Coast or Great Plains; (3) the possibility that the transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (4) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Third Coast and Great Plains operate; (5) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction; (6) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (7) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (8) reputational risk and potential adverse reactions of Third Coast’s or Great Plains’ customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the transaction; (9) the dilution caused by Third Coast’s issuance of additional shares of its common stock in connection with the transaction; (10) a material adverse change in the financial condition of Third Coast or Great Plains; (11) general competitive, economic, political and market conditions; (12) major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks; (13) the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; and (14) other factors that may affect future results of Third Coast and Great Plains including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities and other actions of the Board of Governors of the Federal Reserve System and legislative and regulatory actions and reforms. For a discussion of additional factors that could cause Third Coast’s actual results to differ materially from those described in the forward-looking statements, please see the risk factors discussed in Third Coast’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”), and Third Coast’s other filings with the SEC. The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this communication. If one or more events related to these or other risks or uncertainties materialize, or if Third Coast’s underlying assumptions prove to be incorrect, actual results may differ materially from what Third Coast anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Third Coast does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for Third Coast to predict which will arise. In addition, Third Coast cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

No Offer or Solicitation

This communication is being made in respect of the proposed merger transaction involving Third Coast and Great Plains. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Third Coast Bank + Great Plains National Bank

Important Additional Information and Where to Find It

Third Coast intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of Great Plains and Third Coast that also constitutes a prospectus of Third Coast, and Third Coast will file other documents regarding the proposed transaction with the SEC. A definitive joint proxy statement/prospectus will also be sent to Great Plains’ and Third Coast’s shareholders seeking the required shareholder approvals of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THIRD COAST, GREAT PLAINS, THE TRANSACTION AND RELATED MATTERS.

The documents filed by Third Coast with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Third Coast may be obtained free of charge at its website at https://ir.thirdcoast.bank/financials/sec-filings/. Alternatively, these documents, when available, can be obtained free of charge from Third Coast upon written request to Third Coast Bancshares, Inc., Attn: Investor Relations, 1800 West Loop South, Suite 875, Houston, TX 77027, or by calling (713) 960-1300.

Participants in this Transaction

Third Coast, Great Plains, their respective directors and executive officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of proxies from Great Plains’ shareholders and Third Coast’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Third Coast may be found in Third Coast’s Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on March 4, 2026, and in Third Coast’s proxy statement for its 2026 Annual Meeting of Shareholders, as filed with the SEC on April 16, 2026, copies of which can be obtained free of charge from Third Coast or from the SEC’s website as indicated above. To the extent the holdings of Third Coast’s securities by its directors and executive officers have changed since the amounts set forth in Third Coast’s proxy statement for its 2026 Annual Meeting of Shareholders, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership of Securities on Form 4 filed with the SEC. Additional information regarding the interests of these participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and other relevant materials when filed with the SEC.

Third Coast Bank + Great Plains National Bank

Exhibit 99.4

An Important Next Step for Great Plains Bank

Great Plains Bank Team,

Today, I have the privilege of sharing an important next step in our journey together. I am excited to announce that Great Plains Bank has entered into a definitive merger agreement with Third Coast Bank.

By joining together, we will create a banking organization with more than $9 billion in combined assets. This partnership will create greater scale, financial capacity and resources to serve our customers, support our employees, and invest in the communities we call home.

Before I talk about where we are going, I think it is important to recognize how we got here.

Great Plains Bank has been fortunate throughout its history to have a Board of Directors made up of good, grounded people, many with roots in a small farming community in Southwest Oklahoma. They understood business, but more importantly, they understood people and the importance of strong relationships with our employees, customers and communities. They gave our leadership team the trust and support to grow the bank while protecting the values that make Great Plains special.

Art Harris, our former CEO, helped establish much of the foundation and culture that still defines Great Plains Bank today. I was fortunate to learn from Art and to inherit that culture and the responsibility that came with it.

When leadership transitioned from Art, Terry Shelby and I had the opportunity to carry that legacy forward. Terry and I have managed the bank together for the past 15 years, and throughout that time we have worked hard to embrace and protect the culture Art helped establish while continuing to grow and improve the organization.

None of what we have accomplished would have been possible without that foundation, the support of our Board, Terry’s leadership and partnership, and most importantly, all of you. The Great Plains Bank we have today was built by a lot of people over a lot of years.

That history is important because we believe this partnership with Third Coast gives us the opportunity to build on what has made Great Plains successful, not walk away from it.

Third Coast Bank, established in 2008, is a full-service financial institution with more than $6.7 billion in assets. Their operations stretch across 20 branches in Texas’ four largest metropolitan areas: Greater Houston, Dallas-Fort Worth, Austin and San Antonio. As a wholly owned subsidiary of publicly traded Third Coast Bancshares, Inc. (NYSE and NYSE Texas: TCBX), Third Coast brings broader capabilities, increased lending capacity and an expanded Texas network.

Together, we will be better positioned to serve larger and more complex customer relationships, invest in technology and enhance the products and services available to our customers.

Just as important is the strong cultural fit between our organizations. Both banks have built their success by putting customers first, investing in their people, making decisions with local market knowledge and strengthening communities through lasting relationships.

As we move forward, our goal will be to identify what each organization does exceptionally well and use those strengths to shape the combined organization.

I will continue to lead Great Plains Bank as we partner with Third Coast and will report directly to Third Coast CEO Bart Caraway. Our way of doing business will remain grounded in the principles that have served us well: taking care of our customers and communities, supporting one another, making decisions close to the markets we serve and maintaining the relationship-focused approach that defines Great Plains Bank.

We recognize the value and history behind the Great Plains Bank name and brand. After the close of the merger, Great Plains will continue operating under the Great Plains brand as Great Plains Bank, a division of Third Coast Bank.

The transaction remains subject to customary regulatory and shareholder approvals and other closing conditions. Until the transaction closes, both banks will continue operating independently. For our customers and our team, it is business as usual.

We know this announcement will naturally bring questions, and we are committed to communicating openly and consistently throughout the process.

Over the coming weeks, we will announce three regional employee meetings. Bart Caraway, members of the Great Plains Bank executive management team and I will host these meetings in person. This will give us an opportunity to discuss the merger in greater detail, share our perspective on the combined organization and what lies ahead, and most importantly, address any questions you may have.

I encourage each of you to attend and take advantage of the opportunity to hear directly from the leadership of both organizations. We want this to be an open conversation, and we will continue to share updates as additional information becomes available.

In closing, I want to express my sincere gratitude for the exceptional service you provide our customers and for the support you give one another. The strength and reputation of Great Plains Bank are a direct result of your hard work and dedication.

That foundation does not change with this announcement. Instead, this partnership gives us an opportunity to build on it as we begin this next chapter together.

Sincerely,

Mark Russell

Chief Executive Officer

Great Plains Bank

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Third Coast Bancshares, Inc. (“Third Coast”) with respect to, among other things, future events and Third Coast’s financial performance and include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed transaction. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “looking ahead,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Third Coast’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Third Coast’s control. Accordingly, Third Coast cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Third Coast believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. There are or will be important factors that could cause Third Coast’s actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following: (1) the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement providing for the acquisition of Great Plains Bancshares, Inc. (“Great Plains”) by Third Coast; (2) the outcome of any legal proceedings that may be instituted against Third Coast or Great Plains; (3) the possibility that the transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (4) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Third Coast and Great Plains operate; (5) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction; (6) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (7) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (8) reputational risk and potential adverse reactions of Third Coast’s or Great Plains’ customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the transaction; (9) the dilution caused by Third Coast’s issuance of additional shares of its common stock in connection with the transaction; (10) a material adverse change in the financial condition of Third Coast or Great Plains; (11) general competitive, economic, political and market conditions; (12) major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks; (13) the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; and (14) other factors that may affect future results of Third Coast and Great Plains including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities and other actions of the Board of Governors of the Federal Reserve System and legislative and regulatory actions and reforms. For a discussion of additional factors that could cause Third Coast’s actual results to differ materially from those described in the forward-looking statements, please see the risk factors discussed in Third Coast’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”), and Third Coast’s other filings with the SEC. The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this communication. If one or more events related to these or other risks or uncertainties materialize, or if Third Coast’s underlying assumptions prove to be incorrect, actual results may differ materially from what Third Coast anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Third Coast does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for Third Coast to predict which will arise. In addition, Third Coast cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

No Offer or Solicitation

This communication is being made in respect of the proposed merger transaction involving Third Coast and Great Plains. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Important Additional Information and Where to Find It

Third Coast intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of Great Plains and Third Coast that also constitutes a prospectus of Third Coast, and Third Coast will file other documents regarding the proposed transaction with the SEC. A definitive joint proxy statement/prospectus will also be sent to Great Plains’ and Third Coast’s shareholders seeking the required shareholder approvals of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THIRD COAST, GREAT PLAINS, THE TRANSACTION AND RELATED MATTERS.

The documents filed by Third Coast with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Third Coast may be obtained free of charge at its website at https://ir.thirdcoast.bank/financials/sec-filings/. Alternatively, these documents, when available, can be obtained free of charge from Third Coast upon written request to Third Coast Bancshares, Inc., Attn: Investor Relations, 1800 West Loop South, Suite 875, Houston, TX 77027, or by calling (713) 960-1300.

Participants in this Transaction

Third Coast, Great Plains, their respective directors and executive officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of proxies from Great Plains’ shareholders and Third Coast’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Third Coast may be found in Third Coast’s Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on March 4, 2026, and in Third Coast’s proxy statement for its 2026 Annual Meeting of Shareholders, as filed with the SEC on April 16, 2026, copies of which can be obtained free of charge from Third Coast or from the SEC’s website as indicated above. To the extent the holdings of Third Coast’s securities by its directors and executive officers have changed since the amounts set forth in Third Coast’s proxy statement for its 2026 Annual Meeting of Shareholders, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership of Securities on Form 4 filed with the SEC. Additional information regarding the interests of these participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and other relevant materials when filed with the SEC.